                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                      13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)
                          (AMENDMENT NO.   1  )(1)
                                        ------

                                D.R. Horton, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   23331A 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                           Paul W. Buchschacher, Esq.
                                D.R. Horton, Inc.
                         1901 Ascension Blvd., Suite 100
                               Arlington, TX 76006
                                 (817) 856-8200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 Pages)

-----------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.Pages 23331A 10 9            13D                     Page 2 of 11 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Terrill J. Horton
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

      NUMBER OF               4,106,623
                       ---------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER

      OWNED BY                -0-
                       ---------------------------------------------------------
      REPORTING        9      SOLE DISPOSITIVE POWER

       PERSON                 4,106,623
                       ---------------------------------------------------------
       WITH                   SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,106,623
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23331A 10 9                 13D                     Page 3 of 11 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald Ray Horton Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

      NUMBER OF               499,995
                       ---------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER

      OWNED BY                -0-
                       ---------------------------------------------------------
      REPORTING        9      SOLE DISPOSITIVE POWER

       PERSON                 499,995
                       ---------------------------------------------------------
       WITH                   SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         499,995
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23331A 10 9                 13D                     Page 4 of 11 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martha Elizabeth Horton Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

      NUMBER OF               456,002
                       ---------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER

      OWNED BY                -0-
                       ---------------------------------------------------------
      REPORTING        9      SOLE DISPOSITIVE POWER

       PERSON                 456,002
                       ---------------------------------------------------------
       WITH                   SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         456,002
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23331A 10 9                 13D                     Page 5 of 11 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald Ryan Horton Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

      NUMBER OF               1,179,795
                       ---------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER

      OWNED BY                -0-
                       ---------------------------------------------------------
      REPORTING        9      SOLE DISPOSITIVE POWER

       PERSON                 1,179,795
                       ---------------------------------------------------------
       WITH                   SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,179,795
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23331A 10 9                 13D                     Page 6 of 11 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Douglas Reagan Horton Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

      NUMBER OF               1,179,795
                       ---------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER

      OWNED BY                -0-
                       ---------------------------------------------------------
      REPORTING        9      SOLE DISPOSITIVE POWER

       PERSON                 1,179,795
                       ---------------------------------------------------------
       WITH                   SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,179,795
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23331A 10 9                 13D                     Page 7 of 11 Pages

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 31, 2001 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 4. Purpose of Transaction.

         Item 4 is hereby amended and restated in its entirety to read as follows:

         On October 22, 2001, the Issuer and Schuler Homes, Inc., a Delaware corporation ("Schuler Homes"), entered into an Agreement and Plan of Merger, dated as of October 22, 2001 (the "Merger Agreement"), pursuant to which the Issuer would acquire Schuler Homes by means of a merger of Schuler Homes with and into the Issuer (the "Merger"), with the Issuer as the surviving corporation.

         Simultaneously with the execution of the Merger Agreement, the Reporting Person, solely in his capacity as trustee for the four Trusts, along with Donald R. Horton, entered into a Voting Agreement, dated as of October 22, 2001 (the "Voting Agreement"), with Schuler Homes, pursuant to which the Reporting Person, as trustee, and Donald R. Horton each agreed to vote their respective Shares in favor of the Merger at any meeting of the Issuer's stockholders held to consider and vote upon the Merger.

         On February 21, 2002, the Issuer completed its acquisition of Schuler Homes. Pursuant to the Voting Agreement, the Reporting Person, as trustee, along with Donald R. Horton, voted their respective Shares in favor of the Merger Agreement at the meeting of the Issuer's stockholders held on February 21, 2002. The Voting Agreement terminated according to its terms simultaneously with the completion of the acquisition of Schuler Homes.

         The Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(b)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as a member of the Issuer's Board of Directors, may from time to time be involved in discussions which relate to the transactions described in this Item 4. He disclaims any duty to disclose such discussions, plans or proposals of the Issuer or others, except

CUSIP No. 23331A 10 9                13D                     Page 8 of 11 Pages


as required by applicable laws and regulations; and he retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest In Securities Of The Issuer.

         At February 21, 2002:

         (a) - (b)

         The Reporting Person

                  (a)      Amount Beneficially Owned:  4,106,623

                           Percent of Class: 4.2%, based upon 97,266,274 Shares outstanding on February 21, 2002 (reflects issuance of 20,082,723 Shares in connection with the acquisition of Schuler Homes on February 21, 2002).

                  (b)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    4,106,623

                           (ii)     Shared power to vote or to direct the vote:
                                    -0-

                           (iii) Sole power to dispose or to direct the disposition of: 4,106,623

                           (iv) Shared power to dispose or to direct the disposition of: -0-

         The Donald Ray Horton Trust

                  (a)      Amount Beneficially Owned:  499,995

                           Percent of Class: 0.5%, based upon 97,266,274 Shares outstanding on February 21, 2002 (reflects issuance of 20,082,723 Shares in connection with the acquisition of Schuler Homes on February 21, 2002).

                  (b)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    499,995

                           (ii)     Shared power to vote or to direct the vote:
                                    -0-

                           (iii) Sole power to dispose or to direct the disposition of: 499,995

                           (iv) Shared power to dispose or to direct the disposition of: -0-

CUSIP No. 23331A 10 9                 13D                     Page 9 of 11 Pages


         The Martha Elizabeth Horton Trust

                  (a)      Amount Beneficially Owned:  456,002

                           Percent of Class: 0.5%, based upon 97,266,274 Shares outstanding on February 21, 2002 (reflects issuance of 20,082,723 Shares in connection with the acquisition of Schuler Homes on February 21, 2002).

                  (b)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    456,002

                           (ii)     Shared power to vote or to direct the vote:
                                    -0-

                           (iii) Sole power to dispose or to direct the disposition of: 456,002

                           (iv) Shared power to dispose or to direct the disposition of: -0-

         The Donald Ryan Horton Trust

                  (a)      Amount Beneficially Owned:  1,179,795

                           Percent of Class: 1.2%, based upon 97,266,274 Shares outstanding on February 21, 2002 (reflects issuance of 20,082,723 Shares in connection with the acquisition of Schuler Homes on February 21, 2002).

                  (b)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    1,179,795

                           (ii)     Shared power to vote or to direct the vote:
                                    -0-

                           (iii) Sole power to dispose or to direct the disposition of: 1,179,795

                           (iv) Shared power to dispose or to direct the disposition of: -0-

         The Douglas Reagan Horton Trust

                  (a)      Amount Beneficially Owned:  1,179,795

                           Percent of Class: 1.2%, based upon 97,266,274 Shares outstanding on February 21, 2002 (reflects issuance of 20,082,723 Shares in connection with the acquisition of Schuler Homes on February 21, 2002).

CUSIP No. 23331A 10 9                13D                    Page 10 of 11 Pages


         (b)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:  1,179,795

                  (ii)     Shared power to vote or to direct the vote:  -0-

                  (iii)    Sole power to dispose or to direct the
                           disposition of: 1,179,795

                  (iv) Shared power to dispose or to direct the disposition of: -0-


         The Reporting Person and each of the Trusts:

         (c) The Reporting Person and the Trusts have not engaged in any transactions in the Issuer's Shares during the sixty-day period immediately preceding the date of this Amendment No. 1 to Schedule 13D.

         (d)      Not Applicable.

         (e) On February 21, 2002, as a result of the issuance of 20,082,723 Shares in connection with the acquisition of Schuler Homes, the Reporting Person and each of the Trusts ceased to be the beneficial owners of more than five percent of the outstanding Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety to read as follows:

         The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 23331A 10 9                13D                    Page 11 of 11 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 22, 2002                            /s/ Terrill J. Horton
                                               ---------------------------------
                                                          Signature

                                                       Terrill J. Horton
                                               ---------------------------------
                                                             Name

                                             The Donald Ray Horton Trust

                                             By:   /s/ Terrill J. Horton
                                                --------------------------------
                                                  Terrill J. Horton, Trustee

                                             The Martha Elizabeth Horton Trust

                                             By:   /s/ Terrill J. Horton
                                                --------------------------------
                                                  Terrill J. Horton, Trustee

                                             The Donald Ryan Horton Trust

                                             By:   /s/ Terrill J. Horton
                                                --------------------------------
                                                  Terrill J. Horton, Trustee

                                             The Douglas Reagan Horton Trust

                                             By:   /s/ Terrill J. Horton
                                                --------------------------------
                                                  Terrill J. Horton, Trustee